Exhibit 5.1

SIDLEY AUSTIN LLP	BEIJING	GENEVA	SAN FRANCISCO
ONE SOUTH DEARBORN	BRUSSELS	HONG KONG	SHANGHAI
CHICAGO, IL 60603	CHICAGO	LONDON	SINGAPORE
(312) 853 7000	DALLAS	LOS ANGELES	TOKYO
(312) 853 7036 FAX	FRANKFURT	NEW YORK	WASHINGTON, DC

FOUNDED 1866

July 24, 2006

Brunswick Corporation
1 N. Field Ct.
Lake Forest, Illinois  60045-4811

Re:	$250,000,000 Aggregate Principal Amount of Floating Rate Notes due 2009

Ladies and Gentlemen:

We are acting as counsel to Brunswick Corporation, a Delaware corporation (the “Company”), in connection with the proposed issuance and sale of $250,000,000 aggregate principal amount of the Company’s Floating Rate Notes due 2009 (the “Notes”), pursuant to the prospectus supplement dated July 19, 2006 (the “Prospectus Supplement”), supplementing the prospectus dated October 10, 2001 (the “Base Prospectus”) that forms part of the Company’s Registration Statement on Form S-3 (File No. 333-71344) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”).  As used in this letter, the term “Prospectus” means the Prospectus Supplement and the Base Prospectus, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 12 of Form S-3 under the Securities Act.  The Notes are to be issued under that certain Indenture, dated as of March 15, 1987 (the “Indenture”), by and between the Company and BNY Midwest Trust Company, as successor trustee (the “Trustee”).

We have examined and relied upon (i) the Prospectus, (ii) the Registration Statement, (iii) the Indenture, (iv) the Notes in global form, (v) the executed Underwriting Agreement, dated as of July 19, 2006, by and between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., as representatives of the several underwriters named therein (the “Underwriting Agreement”), (vi) certain resolutions of the Board of Directors of the Company (the “Board”) adopted on February 7, 2006, as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect, relating to, among other things, the execution and delivery of the Underwriting Agreement and the issuance and sale of the Notes (the “Board Resolutions”), (vii) certain resolutions of the Finance Committee of the Board adopted on May 3, 2006 and July 17, 2006, as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect, relating to, among other things, the terms and conditions applicable to the issuance and sale by the Company of the Notes (the “Finance Committee Resolutions”), (viii) certain minutes of a meeting of the Pricing Committee of the Finance Committee of the Board, dated as of July 18, 2006, and (viii) the officers’ certificate, dated as of July 19, 2006, establishing the terms of the

Notes pursuant to the Board Resolutions and the Finance Committee Resolutions.  We also have examined such records, documents and questions of law, and satisfied ourselves as to such matters of fact, as we have considered relevant and necessary as a basis for the opinion set forth below.

In rendering the opinion set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of all natural persons and the conformity with the original documents of any copies thereof submitted to us as certified or photostatic copies or by facsimile or other means of electronic transmission or which we obtained from the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) of the SEC or other internet sites through which documents filed with the SEC can be obtained.  With respect to any instrument or agreement executed or to be executed by any party other than the Company, we have assumed, to the extent relevant to the opinion set forth herein, that (i) such other party (if not a natural person) has been duly formed or organized and is validly existing and in good standing under the laws of its jurisdiction of formation or organization and (ii) such other party has full right, power and authority to execute, deliver and perform its obligations under each instrument or agreement to which it is a party and each such instrument or agreement has been duly authorized (if applicable), executed and delivered by, and is a valid, binding and enforceable agreement or obligation, as the case may be, of, such other party.

Based on the foregoing and subject to the qualifications and limitations set forth below, we are of the opinion that:

The Notes will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms (except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws of general applicability relating to or affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity, regardless of whether considered in a proceeding in equity or at law) when the Notes shall have been duly executed by the Company and authenticated by the Trustee as provided in the Indenture, the Board Resolutions and the Finance Committee Resolutions and shall have been duly delivered to the purchasers thereof against payment of the agreed consideration therefor.

This opinion letter is limited to the federal laws of the United States of America, the laws of the State of Illinois and the General Corporation Law of the State of Delaware.

We do not find it necessary for the purposes of this opinion letter to cover, and accordingly we express no opinion as to, the application of the securities or blue sky laws of any jurisdiction to sales of the Notes.

We hereby consent to the filing of this opinion letter as an Exhibit to the filing by the Company of a Current Report on Form 8-K on the date hereof, which Form 8-K will be incorporated by reference into the Registration Statement, and to all references to our firm included in or made a part of the Prospectus.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the related rules or regulations promulgated thereunder.

Very truly yours,

/s/ Sidley Austin LLP